

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2024

Paul Mellett
Chief Financial Officer
Enanta Pharmaceuticals, Inc.
500 Arsenal Street
Watertown, MA 02472

> **Re: Enanta Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **File No. 001-35839**

Dear Paul Mellett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences